

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 19, 2021

Nancy Walsh
Chief Financial Officer
Lumber Liquidators Holdings, Inc.
4901 Bakers Mill Lane
Richmond , VA 23230

> **Re: Lumber Liquidators Holdings, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2019**
> **Filed February 25, 2020**
> **File No. 001-33767**

Dear Ms. Walsh:

 We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        Division of Corporation Finance
        Office of Trade & Services